Operating Agreement
of
TruKno, LLC

A Colorado Limited Liability Company

This Operating Agreement, effective as of October 23, 2018 (this "Agreement"), is made and entered into by and among the Member whose signature appears on the signature page hereof and each Person who subsequently becomes a Member with respect to the limited liability company known as "TruKno, LLC".

ARTICLE I
DEFINITIONS

For purposes of this Agreement and the preamble hereof, unless the context clearly indicates otherwise, the following terms shall have the following meanings:

1.1 Act. The Colorado Limited Liability Company Act, as amended.

1.2 Additional Member. A Member other than the Initial Member who has acquired a Membership Interest from the Company.

1.3 Admission (Admit). The act by which the transferee of a Membership Interest or an Additional Member becomes a Member of the Company.

1.4 Agreement. This Operating Agreement as originally executed and as amended from time to time.

1.5 Articles. The Articles of Organization for the Company as filed with the Secretary of State of the State of Colorado pursuant to the Act and as amended from time to time.

1.6 Capital Account. Means, as to any Member, a separate account maintained and adjusted in accordance with Article X and Article XI.

1.7 Capital Contribution. The cash, cash equivalents or agreed fair market value of Property that a Member contributes to the Company, net of any liabilities secured by such contributed Property that the Company is considered to have assumed or taken subject to.

1.8 Code. The Internal Revenue Code of 1986, as amended.

1.9 Company. TruKno, LLC, a limited liability company formed under the Act, and any successor limited liability company.

1.10 Covered Person. Any Person (i) who is or was a Manager, Member or officer of the Company or (ii) who is or was serving at the request of the Company as a Manager, Member or officer or in a similar capacity for another Person.

1.11 Distribution (Distribute). A Transfer of Property to a Member on account of a Membership Interest owned by the Member.

1.12 Disposition (Dispose). Any Transfer or any mortgage, pledge, grant, hypothecation, or other transfer as security or encumbrance.

1.13 Equity Owner. A Member or an Assignee.

1.14 Initial Member. Manish Kapoor.

1.15 Majority Consent. The affirmative vote by Members holding more than fifty percent (50%) of the Membership Interests in the Company to approve or consent to a matter presented for a decision by the Members to authorize action to be taken by the Company. A vote of the Members shall be made either at a meeting of the Members or by consent (without a meeting) of the Members holding the requisite Membership Interests.

1.16 Manager. One or more managers of the Company as may be appointed pursuant to Article VIII. References in this Agreement to the singular "Manager" shall refer to the plural "Managers" as applicable.

1.17 Members. The Initial Member and each Additional Member who hereafter becomes Admitted as a Member.

1.18 Membership Interest. A Member's entire interest in the Company including such Member's share of one or more of the profits, losses, and Distributions pursuant to this Agreement and the Act and such other rights and privileges that the Member may enjoy by being a Member, including such Member's right to participate in the management or affairs of the Company pursuant to this Agreement and the Act. A Member's Membership Interest shall be equal to that percentage determined by dividing the total number of Units owned by the Member by the total Units owned by all Members.

1.19 Officer. Means each Person designated as an officer of the Company by the Manager pursuant to Section 9.8 to serve as the Company's Officers.

1.20 Percentage Interest. A fraction, expressed as a percentage, the numerator of which is the total of an Equity Owner's Units and the denominator of which is the total of all outstanding Units of all Equity Owners.

1.21 Person. Any individual, general partnership, limited partnership, limited liability company, corporation, joint venture, trust, business trust, cooperative or association or any foreign trust or foreign business organization, and the heirs, executors, administrators, legal representatives, successors and assigns of such "Person" where the context so permits.

1.22 Proceeding. Any judicial or administrative trial, hearing or other activity, civil, criminal or investigative, the result of which may be that a court, arbitrator or governmental agency may enter a judgment, order, decree or other determination which, if not appealed and reversed, would be binding upon the Company, a Member or other Person subject to the jurisdiction of such court, arbitrator or governmental agency.

1.23 Profits and Losses. For each fiscal year or other period specified in this Agreement, the profit or loss of the Company as determined under the capital accounting rules of Regulations section 1.704-1(b)(2)(iv) for purposes of adjusting the Capital Accounts of the Equity Owners, including, without limitation, the provisions of paragraphs (b), (f) and (g) of those Regulations relating to the computation of items of income, gain, deduction and loss.

1.24 Profits Interest Unit. The entire Membership Interest of a Profits Member in the Company at any particular time, including such Member's right to any and all benefits to which a Profits Member may be entitled as provided in this Agreement and in the Act, to the extent applicable, together with such Member's obligations to comply with all the terms and provisions of this Agreement and of the Act.

1.25 Profits Member. A Member holding Profits Interest Units.

1.26 Property. Any property, real or personal, tangible or intangible (including goodwill), including money and any legal or equitable interest in such property, but excluding services and promises to perform services in the future.

1.27 Regulations. The income tax regulations promulgated by the United States Department of the Treasury and published in the Federal Register for the purpose of interpreting and applying the provisions of the Code, as such regulations may be amended from time to time, including corresponding provisions of applicable successor regulations.

1.28 Secretary of State. The Secretary of State of the State of Colorado.

1.29 Termination. With respect to the Profits Interest Units owned by a Profits Member, the termination of the services to or for the benefit of the Company, or an affiliate of the Company, by the Person to whom the Profits Interest Unit held by such Profits Member was originally issued (including where such Person becomes an independent contractor), as determined by the Manager.

1.30 Transfer. Any sale, assignment, conveyance, exchange or other absolute transfer (including dispositions by operation of law), but not including any mortgage, pledge, grant, hypothecation or other transfer as security or encumbrance except with respect to an absolute transfer in payment or by way of foreclosure of the obligation secured by such mortgage, pledge, grant, hypothecation or other security or encumbrance.

1.31 Taxing Jurisdiction. Any federal, state or local government that collects tax, interest or penalties, however designated, on any Member's share of the income or gain attributable to the Company.

ARTICLE II
FORMATION

2.1 Organization. On October 23, 2018, the Initial Member caused the Company to be formed by delivering the Articles to the Secretary of State for filing in accordance with and pursuant to the Act. The Company hereby forever discharges the Initial Member as the organizer of the Company, and such organizer shall be indemnified by the Company from and against any expense or liability actually incurred by the organizer by reason of having been the organizer of the Company.

2.2 Effect of Inconsistencies with Applicable Law. This Agreement shall be the sole governing document for the Company and, except to the extent a provision of this Agreement is expressly prohibited or ineffective under a nonwaivable provision of applicable law, this Agreement shall govern even when inconsistent with, or different than, the provisions of applicable law. To the extent any provision of this Agreement is prohibited or ineffective under a nonwaivable provision of applicable law, this Agreement shall be considered amended to the least degree possible in order to make this Agreement effective under applicable law. If applicable law is subsequently amended or interpreted in such a way as to make any provision of this Agreement that was formerly invalid valid, such provision shall be considered to be valid from the effective date of such interpretation or amendment. The Member shall be entitled to rely on the provisions of this Agreement and shall not be liable to the Company for any action or refusal to act taken in good faith reliance on the terms of this Agreement.

2.3 Name. The name of the Company is TruKno, LLC, and the business of the Company shall be conducted under that name or under any other name determined by the Manager, but in any case, only to the extent permitted by applicable law.

2.4 Existence. The Company shall have perpetual existence and shall continue until dissolved in accordance with this Agreement.

2.5 Fiscal Year. The Company's fiscal and tax year shall end on December 31st.

2.6 Registered Agent and Office. The Company's initial registered office address and the name of the registered agent at such address shall be as set forth in the Articles. The registered office address and registered agent may be changed from time to time by the Manager by making an appropriate filing regarding such change in the address of the new registered office address or the name of the new registered agent with the Secretary of State pursuant to the Act.

2.7 Principal Office. The principal office of the Company shall be located at 6378 S. Old Hammer Way, Aurora, CO 80016. The Company may locate its places of business and registered office at any other place or places as the Manager may from time to time deem advisable.

ARTICLE III
NATURE OF BUSINESS

3.1 Purpose. The purpose of the Company is to develop and license internet and software technology and to perform any other lawful business, purpose or activity for which a limited liability company may be organized under the Act.

3.2 Powers. The Member intends the Company to be a limited liability company under the Act, to have all the powers granted to a limited liability company under the Act and to be classified as a "disregarded entity" so long as the Initial Member is the sole Member or there is otherwise a single Member of the Company and to be classified as a partnership if there are multiple Members of the Company, for U.S. federal and, to the maximum extent possible, state income tax purposes. The Members shall not take any action inconsistent with the express intent of the parties to this Agreement.

ARTICLE IV
ACCOUNTING AND RECORDS

4.1 Records to be Maintained. The Manager shall maintain the records required by the Act to be maintained at the Company's principal office. The Company shall also maintain this Agreement and all amendments hereto, including any updated Exhibits and Schedules, and a copy of the Articles and all amendments thereto. Each Manager and Member shall have access to and the right to inspect and copy the books, this Agreement, the Articles and all other Company records.

4.2 Method of Accounting. The records of the Company shall be maintained on the method of accounting determined from time to time by the Manager.

4.3 Bank Accounts. One or more accounts in the name of the Company or its nominee shall be maintained in such banks as shall from time to time be determined by the Manager. All monies of the Company shall be deposited in a bank account of the Company. Checks may be drawn thereon by such person(s) as the Manager shall from time to time determine.

4.4 Partnership Representative. The Manager is designated as the "partnership representative" (as defined in Code Section 6223), and if required, such Manager shall appoint a "designated individual" as required under the Code and Regulations. The Company's partnership representative is authorized to represent the Company (at the Company's expense) in connection with all examination of the Company's affairs by tax authorities, to make any elections with respect thereto and to expend Company funds for professional services and costs associated therewith.

ARTICLE V
NAME AND ADDRESS OF THE INITIAL MEMBER

The name and address of the Initial Member is Manish Kapoor, 6378 S. Old Hammer Way, Aurora, CO 80016.

ARTICLE VI
RIGHTS AND DUTIES OF THE MEMBER

6.1 Consent of the Sole Member. At any time that the Company only has one Member, (a) the affirmative consent (regardless of whether written, oral or by course of conduct) of such Member shall constitute "written consent of all of the members" for purposes of the Act, except to the extent that a nonwaivable provision of the Act requires that such consent be in writing, in which case the written consent of such Member shall constitute the "written consent of all of the members," and (b) any reference in this Agreement to "Members" or "each Member," including similar variations of the foregoing, shall refer to the Company's sole Member.

6.2 Liability of Member and Manager. Except to the extent otherwise agreed to in writing by the Member or the Manager, as applicable, neither the Member nor the Manager shall be liable as such for the liabilities of the Company. Subject to the terms of this Agreement, the failure of the Company to observe any formalities or requirements relating to the exercise of its powers or management of its business or affairs under this Agreement or the Act shall not be grounds for imposing personal liability on the Member or Manager for liabilities of the Company.

6.3 Indemnification. Except to the extent otherwise agreed to in writing by the Company and the Member or the Manager, as applicable, the Company shall indemnify the Member and the Manager for any and all costs, losses, liabilities and damages paid or accrued by the Member or Manager in connection with the business of the Company, to the fullest extent provided or allowed by the laws of the State of Colorado and subject to the terms of this Agreement. In addition, the Company may indemnify any other employee or other agent of the Company and, as determined by the Manager, advance costs of defense of any Proceeding to the Member, Manager, or any other employee or agent of the Company.

ARTICLE VII
CONFLICTS OF INTEREST

7.1 Business Opportunities. The Member and Manager shall be entitled to enter into transactions on their own behalf that may be considered to be competitive with, or a business opportunity that may be beneficial to, the Company. It is expressly understood that the Member and the Manager may enter into transactions that are similar to the transactions into which the Company may enter.

7.2 No Duty. A Member or Manager does not violate a duty or obligation owed to the Company merely because such Member's or Manager's conduct furthers the Member's or Manager's own interest. Subject to applicable law and the terms of this Agreement, a Member or Manager may lend money to, borrow money from, act as a surety, guarantor or endorser for, guarantee or assume one or more obligations of, provide collateral for and transact other business with the Company, and have the same rights and obligations with respect to any such matter as those of a Person who is not a Member or Manager, as applicable. No transaction with the Company shall be voidable solely because a Member or Manager has a direct or indirect interest in the transaction if the transaction is fair to the Company.

ARTICLE VIII
MANAGER

The Member may, but need not, appoint a Manager or such Managers as the Member determines. The Manager shall have the authority to transact business on behalf of the Company to the extent such authority is granted either herein or separately by the Member. At any time that the Member has not appointed a Manager, the Member shall act as Manager.

ARTICLE IX
MANAGEMENT AND AUTHORITY

9.1 Management. Except with respect to the amendment of this Agreement (which is governed by Article XVI of this Agreement) and subject to Section 9.7 of this Agreement, the Admission of Members, the determination of whether to dissolve the Company, all decisions concerning the business affairs of the Company shall be made by the Manager.

9.2 Authority of Manager. Only the Manager, and, to the extent authorized by the Manager, any other agent of the Company, shall have the authority to bind the Company. These Persons have the power, on behalf of the Company, to do all things necessary or convenient to carry out the business and affairs of the Company, including without limitation:

(a) instituting, prosecuting, defending and resolving any Proceeding in the Company’s name;

(b) purchasing, receiving, leasing, acquiring, owning, holding, improving and dealing in any other capacity with Property (including the Disposition of Property), wherever located;

(c) entering into contracts and guaranties, incurring liabilities, borrowing money, issuing notes, bonds and other obligations and securing any of the Company’s obligations by mortgage or pledge of any of the Company’s Property or income;

(d) lending money, investing and reinvesting the Company's funds and receiving and holding Property as security for repayment, including, without limitation, loaning money to the Member, Manager, employees and agents of the Company;

(e) conducting the Company's business, establishing Company offices and exercising the powers of the Company anywhere in the world;

(f) appointing employees and agents of the Company, defining their duties and establishing their compensation;

(g) paying pensions and establishing pension plans, pension trusts, profit sharing plans and benefit and incentive plans for any or all of the current or former Managers, employees and agents of the Company;

(h) making donations to the public welfare or for religious, charitable, scientific, literary or educational purposes;

(i) paying compensation, or additional compensation, to the Manager and employees of the Company on account of services previously rendered to the Company, whether or not an agreement to pay such compensation was made before such services were rendered;

(j) purchasing insurance for the life of the Member, Manager or employees for the benefit of the Company;

(k) participating in limited liability companies, partnerships, joint ventures or other associations of any kind with any Person; and

(l) indemnifying any Person other than Member or the Manager.

(m) issuing Profits Interest Units to Persons other than the Manager.

9.3 Number, Tenure and Qualifications. There shall initially be one Manager and the initial Manager shall be Manish Kapoor. The number of Managers may be increased or decreased at any time by the approval of the Majority Consent of the Members. The Manager shall hold office until the Manager's death, dissolution, resignation or removal, as applicable. The Member may, from time to time, remove or replace the Manager with or without cause. The Manager shall be a Member but need not be a resident of Colorado.

9.4 Compensation of Manager. The Manager shall be reimbursed for all reasonable expenses incurred in managing the Company and shall be entitled to reasonable compensation, in an amount to be determined from time to time by the Manager.

9.5 Manager's Duty of Care. The Manager's duty of care in the discharge of the Manager's duties to the Company is limited to refraining from engaging in grossly negligent or reckless conduct, intentional misconduct or a knowing violation of law (the failure to refrain from which will result in the Manager foregoing any benefit or protection under Sections 6.2, 6.3 and 9.6 of this Agreement to the extent of such failure, unless the Majority Consent shall agree otherwise). The Manager that makes a business judgment in good faith fulfills the duty under this section if the Manager: (i) is not interested in the subject of the business judgment; (ii) is informed with respect to the subject of the business judgment to the extent the director reasonably believes to be appropriate under the circumstances; and (iii) rationally believes that the business judgment is in the best interests of the Company. In discharging its duties, the Manager shall be fully protected in relying in good faith upon the records required to be maintained under Article IV and upon such information, opinions, reports or statements made by any of its agents, or by any other Person, as to matters the Manager reasonably believes are within such other Person's professional or expert competence and who or which has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports or statements as to the value and amount of the assets, liabilities, profits or losses of the Company or any other facts pertinent to the existence and amount of assets from which Distributions to the Member might properly be paid.

9.6 Liability of Covered Persons. To the fullest extent permitted by applicable law, a Covered Person shall not be personally liable to the Company or its Members for monetary damages for breach of fiduciary duty as a "manager" under the Act. If the Act or any other applicable law is amended after the date of this Agreement to authorize action by limited liability

companies or their members further eliminating or limiting the personal liability of "managers", then the liability of a Covered Person shall be eliminated or limited to the fullest extent permitted by the Law as so amended. Any amendment, repeal or modification of this Section 9.6 shall not adversely affect any right or protection of a Covered Person existing at the time of, or increase the liability of any Covered Person with respect to any acts or omissions of such Covered Person occurring prior to, such amendment, repeal or modification.

9.7 Prohibited Actions.

(a) At any time if there is a single Person that is both the Manager and Member of the Company, this Section 9.7 shall not apply and shall have no force or effect. At any other time (e.g., if additional Members are admitted to the Company or if there is a Manager and Member of the Company that are different persons), this Section 9.7 shall be binding and in full force and effect.

(b) Subject to Section 9.7(a), although the Manager shall have the broad management powers provided by this Agreement, the Manager shall not have the authority to engage in the following prohibited actions without Majority Consent of the Members:

i. The sale, lease, exchange, mortgage, pledge or other disposition of all or substantially all of the assets of the Company;

ii. Cause the Company to commence a voluntary case as debtor under the United States Bankruptcy Code;

iii. Cause the Company to be a party to a merger into, or consolidation with, any other entity, or any other reorganization;

iv. Do any act in contravention of this Agreement;

v. Do any act which would make it impossible to carry on the Company's business activity;

vi. Authorize any borrowing of funds by the Company if under the terms of the borrowing any Member will or may have personal liability, it being the intent to authorize only borrowings secured by Property of the Company under circumstances whereby the recourse of the lender shall be limited exclusively to the assets of the Company with no right to seek or obtain any monetary judgment against any Member in its separate capacity; or

vii. Dissolve the Company as provided in Section 15.1.

9.8 Officers. The Manager may appoint Officers of the Company with such titles and authorities as determined by the Manager. Unless the Manager decides otherwise, if the title of an Officer is one commonly used for officers of a business corporation formed under the Colorado Business Corporations Act, the assignment of such title shall constitute the delegation to such person of the authorities and duties that are normally associated with that office, subject to applicable Law and subject to the Company being a limited liability company and not a corporation. Each Officer shall hold office until he or she resigns, dies or is removed by the

Manager. The Manager may remove an Officer at any time with or without cause. An Officer may resign at any time by giving written notice to the Manager. The resignation of such Officer shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. The Company shall reimburse the Officers for their reasonable expenses (as determined by the Manager in its sole discretion) incurred in connection with the Company's business. The Officers shall be compensated for their services for such amount and upon such terms and conditions as determined by the Manager from time to time.

ARTICLE X
UNITS; CAPITAL CONTRIBUTIONS

10.1 Initial Capital Contributions. The initial Capital Contribution, the Membership Interest and the number of Units of the Initial Member are set forth in Exhibit "A" attached hereto. The original contribution has been fully received and credited to the Initial Member's capital account as an initial contribution to the capital of the Company. Upon any permitted transfer or admission of additional Members in the Company, the Capital Contributions, fair market value of Property contributed, the Membership Interest and the number of Units of the Members shall be set forth on an addendum to Exhibit "A" which states the Units held by all Members in the Company immediately following the time of transfer or admission of additional Member(s). The date of transfer or admission of new or additional Member(s) shall also be stated. In the absence of actual fraud in the transaction, a determination by the Managers as to the value of such Units and the Capital Contributions received in exchange therefor shall be conclusive. All Units (and the Membership Interests represented thereby) are securities governed by Article 8 of the UCC and all other provisions of the UCC, and pursuant to the terms of section 4-8-103(c) of the UCC, such interests shall be "securities" for all purposes under such Article 8 and under all other provisions of the UCC.

10.2 Capital Accounts.

(a) A Capital Account shall be maintained for each Equity consisting of that Equity Owner's Capital Contribution (i) increased by that Equity Owner's share of Profits and any items of income or gain specially allocated to such Equity Owner pursuant to Article XI, (ii) decreased by that Equity Owner's share of Losses and any items of loss or deduction specially allocated to such Equity Owner pursuant to Article XI, and (iii) adjusted as required in accordance with applicable provisions of the Code and Regulations. The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Regulations Section 1.704-1(b) and shall be interpreted and applied in a manner consistent with such Regulations.

(b) No interest shall be paid on funds or Property contributed to the capital of the Company or on the balance of any Equity Owner's Capital Account.

10.3 Units.

(a) The Membership Interests shall initially be divided into two classes of Membership Interests referred to as "Regular Units" and "Profits Interest Units." Only Regular

Units and shall be voting Membership Interests. Both Regular Units and Profits Interest Units both shall be represented by Units. There shall initially be 10,000,000 Units authorized. The Manager may increase the number of authorized Units by written notice to the Members.

(b) The Regular Units shall be issued for the Capital Contributions referred to in Section 10.1.

10.4 Subsequent Contributions. Subsequent contributions to the capital of the Company will be made in such amounts and at such times as the Members will from time to time agree by the Majority Consent of the Members.

10.5 Voting Rights. Except as otherwise required by law or this Agreement, each holder of Units shall have one vote in respect of each Unit held by such holder of record on the books of the Company on all matters submitted to a vote of the Members of the Company. Notwithstanding any other provision in this Agreement to the contrary, Profits Interest Units and Profits Interest Units shall not have any rights to vote or otherwise participate in the management or affairs of the Company (including any right to participate in any decision of the Members or the Manager).

10.6 Distributions. The holders of Units shall be entitled to receive out of the assets of the Company which are by law available for payment of Distributions the Distributions to be made to the holders of such Units as described in Article XI.

ARTICLE XI
ALLOCATIONS AND DISTRIBUTIONS

11.1 General Allocations. The Profits and Losses of the Company and all items of Company income, gain, loss, deduction, or credit shall be allocated, for Company book purposes and for U.S. federal income tax purposes, to the respective Equity Owners in accordance with the Equity Owner's Percentage Interest, except as herein or as otherwise determined by the Manager.

11.2 Special Allocations.

(a) The "qualified income offset" provisions of Regulations section 1.704-1(b)(2)(ii)(d) are incorporated herein by reference and shall apply to adjust the allocation of Profit and Loss otherwise provided for under Section 11.1 to the extent provided in that Regulation.

(b) The "minimum gain" provisions of Regulations section 1.704-2 are incorporated herein by reference and shall apply to adjust the allocation of Profit and Loss otherwise provided for under Section 11.1 to the extent provided in that Regulation.

(c) Notwithstanding the provisions of Section 11.1, if during any fiscal year of the Company the allocation of any loss or deduction, net of any income or gain, to an Equity Owner would cause or increase a negative balance in an Equity Owner's Capital Account as of the end of that fiscal year, only the amount of such loss or deduction that reduces the balance to zero shall be allocated to the Equity Owner and the remaining amount shall be allocated to the

other Equity Owners. For purposes of the preceding sentence, a Capital Account shall be reduced by the adjustments, allocations and distributions described in Regulations Sections 1.704- 1(b)(2)(ii)(d)(4), (5) and (6), and increased by the amount, if any, of the negative balance in the Equity Owner's Capital Account that the Equity Owner is obligated to restore within the meaning of Regulations Section 1.704-1(b)(2)(ii)(c) as of that time or is deemed obligated to restore under Regulations Section 1.704-2(g)(1) or section 1.704-2(i)(5).

11.3 Curative Allocations. All allocations pursuant to Sections 11.2(a), (b) or (c) shall be taken into account in computing allocations of other items under Section 11.1, including, if necessary, allocations in subsequent fiscal years, so that the net amounts reflected in the Equity Owners' Capital Accounts and the character for U.S. federal income tax purposes of the taxable income recognized (e.g., as capital or ordinary) will, to the extent possible, be the same as if no such allocations had been given effect.

11.4 Tax Allocations.

(a) Except as otherwise provided in Section 11.4(b), for income tax purposes, all items of income, gain, loss, deduction and credit of the Company for any tax period shall be allocated among the Equity Owners in accordance with the allocation of Profits and Losses prescribed in this Article XI.

(b) The Equity Owners recognize that with respect to Property contributed to the Company by an Equity Owner and with respect to Property revalued in accordance with Regulations Section 1.704-1(b)(2)(iv)(f), there will be a difference between the agreed values or "carrying values" of such Property at the time of contribution or revaluation and the adjusted tax basis of such Property at that time. All items of tax depreciation, cost recovery, amortization, amount realized and gain or loss with respect to such assets shall be allocated among the Equity Owners to take into account the book-tax disparities in accordance with the provisions of Sections 704(b) and 704(c) of the Code and the Regulations under those sections.

11.5 Current Distributions.

(a) Except to the extent prohibited by the Act, the Company may make Distributions as determined by the Manager from time to time in accordance with the Equity Owners' Percentage Interests.

(b) All distributions which, when made, exceed the recipient Equity Owner's basis in that Equity Owner's Membership Interest will be considered advances or draws against the Equity Owner's distributive share of Profits, or other items of net income or gain. To the extent it is determined at the end of the fiscal year that the recipient Equity Owner has not been allocated Profits, or other items of net income or gain, that equal or exceed the total of such advances or draws for such year, such Equity Owner shall be obligated to recontribute the excess of such advances or drawings over the allocated Profits or other items of net income or gain to the Company. Notwithstanding the foregoing sentence, an Equity Owner will not be required to recontribute any such excess advances or drawings to the extent that, on the last day of the fiscal year, such Equity Owner's basis in its Membership Interest in the Company has increased from the time of such advance or draw by an amount equal to such excess advance or drawing. The

Company shall redistribute any such excess advance or draws which are recontributed by an Equity Owner pursuant to this Section 11.5, to such Equity Owner either at the option of such Equity Owner or at such time that such Distribution will not exceed such Equity Owner's basis in its Membership Interest.

(c) If the proceeds from a sale or other disposition of a Company asset consist of Property other than cash, the value of such Property shall be as determined by the Manager. Such non-cash proceeds shall then be allocated among all the Equity Owners in proportion to their Percentage Interests, unless otherwise allocated by the Manager. If such non-cash proceeds are subsequently reduced to cash, such cash shall be distributed to each Equity Owner in accordance with this Article XI.

11.6 Liquidating Distributions. Notwithstanding any other provisions of this Agreement to the contrary, when there is a Distribution in liquidation of the Company, the final Distribution to the Equity Owners shall be made to the Equity Owners to the extent of and in proportion to their positive Capital Account balances after all adjustments have been made to the Capital Accounts for the year of liquidation and all prior years under this Article XI.

ARTICLE XII
TAXES

12.1 Disregarded Entity. So long as the Company only has one Member, under Regulations promulgated under Section 7701 of the Code, the Company shall be disregarded as an entity separate from its Member for applicable U.S. federal and state tax purposes, such that (among other things) the Company's income, gain, loss and deduction shall be taxable to the Member. At such time as more than one Member is admitted to the Company, the Company intends for the Company to be classified as a partnership for U.S. federal and, to the extent possible, state income taxes.

12.2 Elections. The Manager may make any tax elections for the Company allowed under the Code or the tax laws of any Taxing Jurisdiction.

12.3 Taxes of Taxing Jurisdictions. To the extent that the laws of any Taxing Jurisdiction require, the Equity Owners shall submit an agreement indicating that the Equity Owners shall make timely income tax payments to the Taxing Jurisdiction and that the Equity Owners shall accept personal jurisdiction of the Taxing Jurisdiction with regard to the collection of income taxes attributable to the Equity Owner's income and interest and penalties assessed on such income by such Taxing Jurisdiction. If an Equity Owner fails to provide such agreement, the Company may withhold and pay over to such Taxing Jurisdiction the amount of tax, interest and penalty determined under the laws of the Taxing Jurisdiction with respect to such income. Any such payments with respect to such income shall be treated as a Distribution for purposes of Article XI.

ARTICLE XIII
TRANSFER OF MEMBERSHIP INTEREST

13.1 Transfer of Membership Interest. No Membership Interest may be Transferred. Any Transfer of a Membership Interest contrary to the provisions of this Section shall be deemed null and void. However, notwithstanding the foregoing, a Member may Transfer a Membership Interest with Majority Consent or (subject to Section 13.2) to a Member's estate, provided that a Regular Unit may be Transferred without Majority Consent to the Member's spouse or direct issue or in trust for the benefit of his spouse or direct issue (a "Permitted Transfer"). Any Equity Owner that Transfers a Membership Interest in a Permitted Transfer shall notify the Company and the non-transferring Members of the Transfer in writing within thirty (30) days of the Transfer, or, if earlier, by March 15th following the Transfer, which notice must include the names and addresses of the transferor and transferee, the taxpayer identification numbers of the transferor and transferee, if known, the date of the Permitted Transfer and any other information determined by the Manager as may be necessary under applicable law.

13.2 Status of Assignee. In the event of a Transfer, the transferee of any Membership Interest, and the personal representative of a Member, shall be an Assignee. Assignees shall be bound by all restrictions and obligations imposed on a Member by this Agreement and by the Act. An Assignee shall have no right to participate in the management of the business and affairs of the Company or to become a Substituted Member, except as provided for in Section 13.3. Unless admitted as a Substitute Member, an Assignee shall merely have the right to a share in such Assignee's proportionate share of the Company's Profits, Losses, and Distributions, as provided herein, and shall be obligated to make Capital Contributions as provided in Section 10.1.

13.3 Admission of Substituted Member. An Assignee of a Membership Interest may be admitted to the Company as a Substituted Member only with Majority Consent. The Substituted Member shall have all the rights and obligations associated with a Membership Interest, including in particular the right to participate in the management and affairs of the Company as permitted by this Agreement. The transferor and the Substituted Member shall file with the Company a Notice of the assignment or transfer, executed and acknowledged by both the transferor and the Substituted Member, which Notice (i) contains the acceptance by the Substituted Member of all of the terms and provisions of this Agreement, (ii) represents that the Transfer was made in accordance with this Agreement and all applicable laws and regulations, and (iii) is accompanied by a copy of all relevant documents evidencing the Transfer as legal counsel for the Company may reasonably request. Any Transfer shall be recognized by the Company as effective on the date of the Notice; provided, however, that the date of the Notice is within thirty (30) days of the date on which the Notice is deemed given to the Company.

13.4 Liability Upon Assignment. Whether or not an Assignee becomes a Substituted Member, the assignor is not released from any liability or obligation under this Agreement or under the Act, except for liabilities arising after the assignment and upon the granting of a specific or general release by the Company. The transferring Equity Owner hereby indemnifies the Company and the remaining Members against any and all loss, damage, or expense (including tax liabilities or loss of tax benefits) arising directly or indirectly as a result of any Transfer or purported Transfer in violation of this Article XIII. All costs and expenses incurred

by the Company in connection with any Transfer pursuant to this Article XIII and another Person becoming a Member or an Assignee, in respect of such interest or such part thereof, including the fees and disbursements of counsel, shall be paid by the transferring Equity Owner. Any indemnification or payment due pursuant to this Section 13.4 shall be paid at or before the time of the Transfer.

ARTICLE XIV
ADMISSION AND WITHDRAWAL OF MEMBERS

14.1 Additional Members.

(a) Additional Persons may be admitted to the Company as Members and Units may be created and issued to those Persons and to existing Members by the Company with the approvals required pursuant to Section 9.2. Upon any issuance of any Units, the Manager shall amend Exhibit A to reflect the Units after taking account of such issuance and Exhibit B to reflect the contact information of all Equity Owners.

(b) Profits Interest Units issued with or without a Capital Contribution are intended to qualify as "profits interests" at the time of issuance for U.S. federal income tax purposes as defined in Revenue Procedure 93-27, 1993-2 C.B. 343, as clarified by Revenue Procedure 2001-43, 2001-2 C.B. 191.

i. Profits Interest Units will be identified as such in the grant or other agreements hereafter approved by and pursuant to which the Manager shall award the Profits Interest Units; provided, however, that any Profits Interest Units awarded to a Manager must be approved by the Members by Majority Consent. Profits Interest Units shall only be issued to employees or other service providers, at such times, in such amounts and to such Persons as the Manager (or if applicable, the Members by Majority Consent) determines, in its sole and absolute discretion, to be in the best interests of the Company. Each recipient of a Profits Interest Unit, if not already a Member of the Company, shall execute a counterpart of this Agreement and such other documents or instruments as may be required by the Manager. Each Member agrees to any issuance of Profits Interest Units from time to time on such terms as approved by the Manager or if applicable, by the Members by Majority Consent.

ii. Members receiving a Profits Interest Unit shall make and file with the Internal Revenue Service an election under Section 83(b) of the Code in such form as required by applicable Regulations (currently, Regulations Section 1.83-2). Such Members shall file such election within thirty (30) days of the date on which the Profits Interest Units are issued, or such Profits Interest Units will be forfeit. The Company and each Equity Owner agree not to claim a deduction (as wages, compensation or otherwise) for the fair market value of Profits Interest Units issued, either upon issuance or at the time the Profits Interest Units become "substantially vested" (as defined in the applicable Regulations).

iii. Any Profits Interest Units issued by the Company shall be issued in accordance with the following principles: (1) the Profits Interest Units shall be issued in exchange for services performed or to be performed in the future by the recipient of the Profits Interest Units to or for the benefit of the Company in the capacity of a Member or in anticipation

of being a Member; (2) the Capital Accounts of all Members (other than the recipient of the Profits Interest Units with respect to such Profits Interest Units) and the book values of all Company assets shall be increased or decreased immediately prior to the issuance of the Profits Interest Units in accordance with the fair market value of the Company assets as determined by the Manager; (3) if the service provider being issued the Profits Interest Units is not a natural person or a disregarded entity for U.S. federal tax purposes, the entity itself must be the service provider, and such entity service provider must designate as the "Designated Service Provider" one owner who must be approved in writing by the Manager and who will perform all services to or for the benefit of the Company on behalf of such entity (and the Designated Service Provider shall be listed in the grant or other agreement pursuant to which the Profits Interest Unit was issued); and (4) the recipient of the Profits Interest Units shall not be credited or debited with any amount to such recipient's initial Capital Account in connection with the issuance of the Profits Interest Units but, instead, will participate in the allocation of Profit and Loss and share in Distributions from the date of the issuance of such Profits Interest Units as provided in this Agreement; provided, however, that if the recipient of the Profits Interest Units owns any other Membership Interest immediately prior to the issuance of such Profits Interest Units (including other Profits Interest Units that were previously issued), then such recipient's Capital Account will be increased or decreased immediately prior to the grant of the Profits Interest Units with respect to such pre-existing Membership Percentage pursuant to clause (2) of this Section 14.1(b)(iii). Accordingly, if the Company's assets were sold at fair market value on the date of the issuance of the Profits Interest Units and the proceeds were distributed in a complete liquidation of the Company on such date, the Profits Interest Unit recipient would not receive any Distributions from the Company with respect to the Profits Interest Units issued on such date.

iv. Vesting of a Member's previously unvested Profits Interest Units shall be as set forth in the grant or other agreement related to the issuance of such Profits Interest; provided that, if the grant or other agreement does not include the terms of vesting for the Profits Interest Unit, such Profits Interest Unit shall vest twenty-five percent (25%) on the first anniversary of its issuance, an additional twenty-five percent (25%) on the second anniversary of its issuance, an additional twenty-five percent (25%) on the third anniversary of its issuance, and a final twenty-five percent (25%) on the fourth anniversary of its issuance. Each Profits Interest Unit issued to any Person shall be treated separately for vesting purposes. The Company shall have the right, in its sole discretion, to waive all or any part of the forfeiture restriction as to any Profits Interest Units that have not vested. The Person holding a Profits Interest Unit that is forfeited pursuant to this Section 14.1(b)(iv) shall cease to be a Member with respect to the forfeited Profits Interest.

v. The Members intend that this Section 14.1(b)(iv) and this Agreement shall collectively represent a "compensatory benefit plan" for purposes of Rule 701 promulgated under the Securities Act of 1933, as amended.

14.2 Withdrawal of Members. Absent prior approval of a Majority Consent, a Member may not withdraw from the Company for any reason, other than upon death, disability, or incapacity prior to the dissolution and winding up of the Company. In the event a Profits Member dies, becomes subject to a disability, or incapacity such Member shall immediately be

deemed to have withdrawn as a Member and become an Assignee, whose only rights under this Agreement shall be to their capital account, Distributions, and allocations of Profits and Losses.

ARTICLE XV
DISSOLUTION AND WINDING UP

15.1 Dissolution. The Company shall be dissolved and its affairs wound up at the time determined by the Member or upon such events as the Act may mandatorily require such dissolution and winding up. The death, bankruptcy, dissolution or incompetence of a Member shall not in itself result in the dissolution of the Company.

15.2 Effect of Dissolution. Upon dissolution, the Company shall cease carrying on the business and affairs of the Company, as distinguished from the winding up of such business; provided, however, that the Company is not terminated, but continues until the winding up of the affairs of the Company is completed.

15.3 Distribution of Assets on Dissolution. Upon the winding up of the Company, the Company's Property shall be distributed as follows: (a) first, to creditors, including the Member if it is a creditor (to the extent permitted by applicable law), in satisfaction of the Company's liabilities (whether by payment or the making of reasonable provision for payment thereof), and (b) second, to the Equity Owners in accordance with Section 11.6.

15.4 Winding Up and Statement of Dissolution. The winding up of the Company shall be completed when all debts, liabilities and obligations of the Company have been paid and discharged or reasonably adequate provision therefor has been made, and a Distribution has been made of all of the remaining Property and assets of the Company. During the dissolution and winding up process (or upon its completion), the Member and Manager, as applicable, shall file such documents, instruments, certificates or articles as may be required by the Act.

15.5 In-Kind Distributions. A Member shall have no right to demand and receive any distribution from the Company in any form other than cash. However, liquidating Distributions to a Member may be made in cash or in kind, as determined by the Manager.

ARTICLE XVI
AMENDMENT

This Agreement and the Articles may be amended or modified from time to time only by a written instrument adopted and executed by the Majority Consent of the Members. Further, any provision in this Agreement that requires a vote or consent greater than Majority Consent of the Members, may only be amended by such required vote or consent.

ARTICLE XVII
MISCELLANEOUS PROVISIONS

17.1 Entire Agreement. This Agreement represents the entire operating agreement governing the relationship between the Member and the Company and supersedes all prior agreements, arrangements and undertakings relating to its subject matter.

17.2 Rights of Creditors and Third Parties Under this Agreement. This Agreement is adopted by the Member for the exclusive benefit of the Company, its Member and their successors and assigns. This Agreement is expressly not intended for the benefit of any creditor of the Company or any other Person. Except and only to the extent provided by applicable law, no such creditor or third party shall have any rights under this Agreement or any agreement between the Company and the Member with respect to any Capital Contribution or otherwise.

17.3 Member Services. The Company may pay compensation to an Equity Owner or Manager for any services the Equity Owner or Manager renders to the Company. Except as otherwise provided by this Agreement and the non-waivable provisions of the Act, no Equity Owner shall be liable for an obligation of the Company solely by reason of being or acting as an Equity Owner. Except as expressly provided in this Agreement or as delegated by the Manager, the Equity Owners (in their capacity as Equity Owners) shall have no agency authority on behalf of the Company and may not bind the Company.

17.4 Self-Dealing Authority. The Company shall have authority to deal with any entity which an Equity Owner or a Manager controls or is otherwise affiliated or associated, or which is otherwise affiliated or associated with the Company.

17.5 Notices. Any notice, demand, or communication required or permitted to be given by any provision of this Agreement shall be deemed to have been sufficiently given or served if sent by facsimile or electronic mail transmission, delivered by messenger, overnight courier, or mailed, certified first class mail, postage prepaid, return receipt requested, and addressed or sent to the Equity Owner's address, as set forth on Exhibit B, which shall be amended by the Manager to reflect the admission of any additional Equity Owners, or the Company's address as set forth in Section 2.7. Such notice shall be effective, (a) if delivered by messenger or by overnight courier, upon actual receipt (or if the date of actual receipt is not a business day, upon the next business day); (b) if sent by facsimile or electronic mail transmission, upon electronic confirmation of receipt (or if the date of such electronic confirmation of receipt is not a business day, upon the next business day); or (c) if mailed, upon the earlier of (i) three (3) business days after deposit in the mail and (ii) the delivery as shown by return receipt therefor. Any Equity Owner or the Company may change its address by giving notice in writing to the Company and the other Equity Owners of its new address.

17.6 Successors and Assigns. The covenants and agreements contained in this Agreement shall be binding upon and inure to the benefit of the Members and their heirs, successors and assigns.

17.7 Governing Law and Jurisdiction. This Agreement shall be construed and enforced in accordance with the laws of the State of Colorado. The jurisdiction of any proceeding commenced by an Equity Owner shall be in Denver, Colorado.

17.8 Counterparts and Electronic Delivery. This Agreement may be executed in any number of duplicate originals, each of which will be deemed an original, and in any number of counterparts, each of which will be deemed an original and all of which together constitute a fully executed agreement even though all signatures do not appear on the same document. Delivery by facsimile or other electronic delivery of an executed signature page to the

Agreement, or of a Consent or written declaration of the Manager shall be effective as delivery of a manually signed original or counterpart.

17.9 Severability. If any provision contained in this Agreement is determined to be invalid and contrary to law, the invalidity shall not impair the operation of or affect those portions of this Agreement which are valid.

17.10 Section Headings Not Controlling. Section headings found herein are for convenience of reference only and shall not control or alter the meaning of this Agreement.

17.11 Rights of Creditors. This Agreement is expressly not intended for the benefit of any creditor of the Company or any other Person who is not an Equity Owner. None of the provisions of this Agreement shall be enforceable by any creditor of the Company or by any other Person.

17.12 Construction. Unless a clear contrary intention appears, as used herein (a) the singular includes the plural and vice versa, (b) the masculine gender includes the feminine and neuter genders and vice versa, (c) reference to any document (including this Agreement) and to any law, rule, or regulation means such document, law, rule or regulation as amended from time to time (including, as to any law, rule, or regulation, any corresponding provisions of any subsequent law, rule, or regulation), (d) “include” or “including” means including without limiting the generality of any description preceding such term, (e) the term “or” is not exclusive, (f) references to this Agreement or sections or paragraphs of this Agreement refer to this entire Agreement including all Exhibits and Schedules, which are incorporated herein, as each may be amended from time to time, (g) the headings of provisions contained in this Agreement are solely for convenience of reference and do not control the meaning or interpretation of any provision of this Agreement, and (h) any reference to a monetary amount is a reference to lawful money of the United States. Any reference herein to a “day” or number of “days” (without the explicit qualification of “business”) will be deemed to refer to a calendar day or number of calendar days. If any action or notice is to be taken or given on or by a particular calendar day, and such calendar day is not a business day, then such action or notice may be taken or given on the next succeeding business day. A “business day” is any day other than a Saturday, a Sunday or a day on which banks in Denver, Colorado are required or permitted by applicable law to close.

17.13 Effect of Inconsistencies with the Act. It is the express intention of the Equity Owners and the Company that this Agreement shall be the sole source of agreement among them, and, except to the extent that a provision of this Agreement expressly incorporates federal income tax rules by reference to sections of the Code or is expressly prohibited or ineffective under the Act, this Agreement shall govern, even when inconsistent with, or different than, the provisions of the Act or any other law or rule. In the event that the Act is subsequently amended or interpreted in such a way to make valid any provision of this Agreement that was formerly invalid, such provision shall be considered to be valid from the effective date of such interpretation or amendment. The duties and obligations imposed on the Members as such shall be those set forth in this Agreement, which is intended to govern the relationship among the Company and the Equity Owners, notwithstanding any provision of the Act or common law to the contrary.

17.14 Waivers. The failure of any Equity Owner or the Company to seek redress for violation of or to insist upon the strict performance of any covenant or condition of this Agreement shall not prevent a subsequent act, which would have originally constituted a violation, from having the effect of an original violation.

17.15 Waiver of Action for Partition. During the term of the Company, each Equity Owner irrevocably waives any right that it may have to maintain any action for partition with respect to the Property of the Company.

17.16 Rights and Remedies Cumulative. The rights and remedies provided by this Agreement are cumulative and the use of any one right or remedy by any Equity Owner or the Company shall not preclude or waive the right to use any or all other remedies. Said rights and remedies are given in addition to any other rights the parties may have by law, statute, ordinance, or otherwise.

[*Signature page follows*]

11494389_5

IN WITNESS WHEREOF, the undersigned has duly executed this Operating Agreement effective as of the date first set forth above.

MEMBER:

DocuSigned by:
By: Manish Kapoor
E17793432B204D9...
Name: Manish Kapoor

EXHIBIT "A"

INITIAL CONTRIBUTION

Member	Contribution	Type of Units	Membership Units	Membership Interest
Manish Kapoor	Cash in the sum of $23,000 and intellectual property	Regular Units	8,000,000	100%